Exhibit 99.1

SPI Energy’s EdisonFuture Subsididiary Strengthens EV Supply Chain and

Sales Infrastructure through Joint Agreement with Liuzhou Liancheng

Industrial Co., Ltd. and Guangxi Dazhou Automobile Sales Co., Ltd.

SANTA CLARA, CALIFORNIA – November 9,2020 – SPI Energy Co., Ltd., (NASDAQ: SPI) (the "Company"), a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced its wholly owned EdisonFuture, Inc. (“EdisonFuture”) subsidiary signed a joint strategic cooperation framework agreement with Liuzhou Liancheng Industrial Co., Ltd. (“Liancheng”) and Guangxi Dazhou Automobile Sales Co., Ltd. (“Dazhou”).

Liancheng is a leading China-based international exporter of EVs and EV parts serving a global customer base through its established network of manufacturing partners in China. Dazhou is a leading EV reseller in Guangxi Autonomous Region in China with a strong sales record and well-established customer base.

“By establishing our joint agreement with Liancheng and Dazhou, combined with our previously announced partnership already underway, we have rapidly built a strong foundation for long-term growth in the multi-billion-dollar EV market,” stated Xiaofeng Peng, Chairman and CEO of SPI Energy.

Under the terms of the agreement, Liancheng will supply EV parts to EdisonFuture's assembly facility in Fresno County, California and will leverage its international relationships to help EdisonFuture establish access to market opportunities in South America and the Asia Pacific region.

Dazhou, which sells next generation smart electric pickup trucks, busses, and logistic vehicles, manufactured by selected leading Chinese companies, in Guangxi Autonomous Region in China, will help implement its proven and effective sales and marketing platform and after-sales service system for EdisonFuture.

Sales of EVs topped 2.1 million globally in 2019, surpassing record sales in 2018. EVs, which accounted for 2.6% of global car sales and about 1% of global car stock in 2019, registered a 40% year-on-year increase.

The infrastructure for EV charging grew to 7.3 million chargers globally in 2019. Publicly accessible chargers accounted for 12% of global light-duty vehicle chargers in 2019, most of which are slow chargers. Globally, the number of publicly accessible chargers (slow and fast) increased by 60% in 2019 compared with the previous year, higher than the electric light-duty vehicle stock growth.

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of photovoltaic (PV) and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors. The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company’s expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company’s public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

Contact:
SPI Energy Co., Ltd.

IR Department

Email: ir@spigroups.com

Dave Gentry

RedChipCompanies, Inc.

Phone:(407) 491-4498

dave@redchip.com